Hotels By Day

Profit and Loss

January - April, 2021

	TOTAL
Income	
4300 Service Income	
4310 Services- Direct from Hotel	50,236.04
4320 Services-Online	129,954.17
Total 4300 Service Income	**180,190.21**
Total Income	**$180,190.21**
Cost of Goods Sold	
5010 Cost of Goods Sold	77,070.95
5480 Merchant Processing Fees	4,999.63
Total Cost of Goods Sold	**$82,070.58**
GROSS PROFIT	**$98,119.63**
Expenses	
6400 Professional Fees	13,296.56
6410 Accounting	3,042.86
6420 Legal Fees	478.00
6450 Technology Contractors	31,142.50
6470 Recruiting and HR	14,193.08
6480 Revenue Share and Commissions	45.00
Total 6400 Professional Fees	**62,198.00**
6500 Advertising & Marketing	
6510 Marketing Agency	6,675.63
6512 Marketing Contractors	6,700.00
6515 Public Relations Services	3,000.00
6540 Copy Writing	1,892.34
6550 TV, Press, Radio, Physical Ad & Media Spend	400.00
6555 SEM, Online Presence & Media Spend	30,000.00
6575 Promos	118.39
6590 Gifts - Marketing	899.03
Sponsoring	300.00
Total 6500 Advertising & Marketing	**49,985.39**
6800 Company and Team Development	
6820 Ground Transportation	199.04
6830 Lodging	78.42
6840 Meals & Entertainment	178.16
Total 6800 Company and Team Development	**455.62**
7000 Occupancy Expenses	
7010 Rent	4,224.88
7030 Utilities	686.84
7040 Phone & Internet	524.67
Total 7000 Occupancy Expenses	**5,436.39**

Hotels By Day

Profit and Loss

January - April, 2021

	TOTAL
7100 Infrastructure & Regular Services	1,500.00
7110 Software & Cloud Subscriptions	12,639.09
Total 7100 Infrastructure & Regular Services	**14,139.09**
7200 Shipping & Delivery Expense	46.27
7500 Bank Charges & Fees	837.39
Total Expenses	**$133,098.15**
NET OPERATING INCOME	**$ -34,978.52**
Other Expenses	
9210 Interest Paid	3,095.03
9500 Taxes & Licenses	175.00
Total Other Expenses	**$3,270.03**
NET OTHER INCOME	**$ -3,270.03**
NET INCOME	**$ -38,248.55**